Exhibit 99.1

AYR Wellness Announces Changes to Management

MIAMI, March 24, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, announces today that, further to its press release dated February 3, 2025, Brad Asher’s resignation from his position as Chief Financial Officer of the Company is effective March 23, 2025.

The Board is pleased to announce the appointment of Donna Granato as Interim Chief Financial Officer of the Company, effective immediately. Ms. Granato brings more than 25 years in corporate finance and operations, most recently serving as CFO of Vivvix, a global digital advertising company. Before that she served in high level finance roles at GTT Communications, Shutterstock, Tribune Media, and Omnicom Group.

“We are excited to welcome Donna, whose deep expertise and proven track record make her exceptionally well-suited to lead AYR’s financial organization,” said Steven M. Cohen, Interim CEO of AYR.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com